Exhibit 21.1

SUBSIDIARIES OF SVMK INC.

Name of Subsidiary	Place of Incorporation
SurveyMonkey Inc.	Delaware

SurveyMonkey Canopy Limited	Isle of Man

SurveyMonkey Europe UC	Ireland

SurveyMonkey Canada Inc.	British Columbia, Canada

Usabilla B.V.	Netherlands